February 20, 2008

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:  National Beef Packing Company, LLC
     Form 10-K for the year ended August 25, 2007
     File No. 333-111407

Dear Mr. Humphrey:

We have reviewed your letter dated February 14, 2008 with respect to the above-referenced report filed by National Beef Packing Company LLC, and have provided responses to the comments in your letter. For your convenience, the original comments have been reproduced in their entirety and are followed by our responses.

Form 10-K for the Fiscal Year ended August 25, 2007

Item 6. - Selected Financial Data, page 23

1.   You state that EBITDA is not a measurement of financial performance.
     However, you also state that EBITDA is presented because management believes that it is helpful to investors, securities analysts and other interested parties in evaluating your performance as compared to the performance of other companies in your industry. In this regard, see footnote 44 of FR-65. In addition, it appears that your presentation of
     EBITDA does not meet the conditions of use specified in Item 10(e)(1)(i)(c)
     of Regulation S-K. Please revise, as appropriate.

Response:

     The staff's comment is noted. The Company will delete all reference to
     EBITDA under Item 6 - Selected Financial Data in future filings.

2.   If adjusted EBITDA, with adjustments specified in your amended and restated
     credit facility, is used to calculate whether you may incur additional indebtedness, you may present adjusted EBITDA along with appropriate disclosures related its effect on your borrowing capacity and liquidity. In this regard, your disclosures should be limited to the liquidity and capital resources section of MD&A. Additionally, it appears such a presentation of adjusted EBITDA should be reconciled to operating cash flows, the most directly comparable GAAP liquidity measure. For guidance, refer to Question 10 of the Staff's Frequently Asked Questions Regarding
     the Use of Non-GAAP Financial Measures.

Response:

     The staff's comment is noted. As noted above, the Company will remove any discussion of adjusted EBITDA in future filings, and accordingly, revised disclosure will not be needed.

3.   As the table of contractual obligations is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether or not you include interest payments, a footnote to the table should clarify whether or not you have done so and, if applicable, discuss the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these cash flows. See FR-72 for guidance.

Response:

     The staff's comment is noted. The Company will include scheduled interest payments in the table of contractual obligations for future filings. The
     Company will also include a footnote to the table indicating the methodology used to estimate the interest payments as applicable.

In providing our responses to your comments, we acknowledge that:

     •    we are responsible for the adequacy and accuracy of the disclosure in the filing;

     •    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     •    we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 816-713-8504 if you have any questions.

Sincerely,

NATIONAL BEEF PACKING COMPANY, LLC

/s/ Jay D. Nielsen

Jay D. Nielsen
Chief Financial Officer